ANGLO AMERICAN

NOV 1 3 2007
WASH., D.C.
186
SECTION

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

07028058

5 November, 2007

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 - 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 8 October 2007 – 6 November 2007

PROCESSED
NOV 2 0 2007
THOMSON FINANCIAL

Director/PDMR interests

- NEDs' shares – 5 Oct 07
- SIP – 8 Oct 07
- Redman option exercise – 30 Oct 07

Other

- Tarmac Acquisition – 5 Oct 07
- Ralph Alexander – resignation 26 Oct 07
- Total Voting Rights – 31 Oct 07
- TR1 – Holdings in shares – Legal & General -

For and on behalf of Anglo American plc

Yours faithfully

C Marshall

Companies Secretary

Encs

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7968 8888 Fax +44 (0)20 7968 8500 www.angloamerican.co.uk

ANGLO AMERICAN

News Release

5th October 2007

Tarmac gives notice to acquire 50% of United Marine Holdings

Tarmac Ltd (Tarmac), a wholly-owned subsidiary of Anglo American plc, has given notice of the exercise of an option to acquire 50% of United Marine Holdings Ltd (UMH) from Hanson Quarry Products Europe Limited (Hanson), a subsidiary of HeidelbergCement AG. UMH is currently a 50/50 joint venture between Tarmac and Hanson, and the option, which is contained in the shareholders' agreement relating to UMH, relates to a change of control provision which Tarmac considers has been triggered by the acquisition of Hanson PLC by HeidelbergCement AG. Tarmac and Hanson are holding discussions that could lead to additional or alternative mutually beneficial arrangements in relation to UMH.

UMH is a marine aggregates business, operating dredging ships and loading wharves on and around the coasts of England and Wales. Its unaudited accounts for the year ending 31 December 2006 show 50% of net assets to be approximately £17m, 50% of gross assets to be approximately £29m, and 50% of operating profit to be approximately £5m. Completion of the transaction will result in Tarmac holding 100% of UMH.

The consideration, which under the terms of the shareholders' agreement is to be determined either by negotiation between Hanson and Tarmac, or by reporting accountants on the basis of the market value of the interest to be acquired, will be settled in cash, and is not expected to have a material impact on Anglo American plc.

The managing director of UMH is Kevin Seaman, who has held that position for 7 years.

For further information:

Investor and Media Enquiries

Charles Gordon
Tel: +44 207 968 8933

Anna Poulter
Tel: +44 207 968 2155

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business and a stake in AngloGoldAshanti. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 5 November 2007, an independent company purchased 332,181 ordinary shares of the Company at prices between £29.74 and £30.76 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 5 November 2007 at prices between £29.71 and £30.74 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 20,583,518 ordinary shares in treasury, and has 1,322,328,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 98,771,315 ordinary shares, representing 7.47 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
6 November 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 2 November 2007, an independent company purchased 563,546 ordinary shares of the Company at prices between £30.63 and £31.56 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,483,518 ordinary shares in treasury, and has 1,322,428,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 98,439,134 ordinary shares, representing 7.44 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
5 November 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 1 November 2007, an independent company purchased 517,000 ordinary shares of the Company at prices between £31.74 and £33.28 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,483,518 ordinary shares in treasury, and has 1,322,428,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 97,875,588 ordinary shares, representing 7.40 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
2 November 2007

FSA

Financial Services Authority

TR-1:	**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Anglo American Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Group Plc (L&G)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17/10/07
6. Date on which issuer notified:	31/10/07
7. Threshold(s) that is/are crossed or reached:	Above 5% (Group) Above 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares							
Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord USD0.54945	**BELOW 5 %**		61,954,467	61,954,467	5,361,136	4.68	0.40

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
67,315,603	5.08

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (67,315,603 – 5.08% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (67,315,603 – 5.08% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (67,315,603 – 5.08% = Total Position)

Legal & General Group Plc (Direct) (L&G) (61,954,467 – 4.68% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (47,459,968-3.58%=PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (47,459,968-3.58% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 1,322,528,379 Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come

	to us in the form of an in-specie transfer.
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 31 October 2007, an independent company purchased 452,800 ordinary shares of the Company at prices between £32.35 and £33.07 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 31 October 2007 at prices between £32.34 and £33.05 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 20,483,518 ordinary shares in treasury, and has 1,322,428,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 97,358,588 ordinary shares, representing 7.36 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
1 November 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 30 October 2007:

- it had 1,342,911,897 issued ordinary shares of US$0.54945 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;

- it held 20,383,518 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

- accordingly, it had total voting rights of 1,322,528,379.

The total voting rights figure (1,322,528,379) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Nick Jordan
Company Secretary
Anglo American plc
31 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 30 October 2007, an independent company purchased 417,209 ordinary shares of the Company at prices between £32.57 and £33.23 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 30 October 2007 at prices between £32.60 and £32.97 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 20,383,518 ordinary shares in treasury, and has 1,322,528,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 96,905,788 ordinary shares, representing 7.33 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
31 October 2007

Anglo American plc ("the Company")

PDMR's Interests

The Company announces that on 29 October 2007 Mr A E Redman, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.54945 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
8,000	ZAR51.25	£33.46

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
30 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 29 October 2007, an independent company purchased 365,000 ordinary shares of the Company at prices between £32.82 and £33.56 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,283,518 ordinary shares in treasury, and has 1,322,628,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 96,488,579 ordinary shares, representing 7.30 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
30 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 26 October 2007, an independent company purchased 349,900 ordinary shares of the Company at prices between £31.67 and £32.42 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,283,518 ordinary shares in treasury, and has 1,322,628,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 96,123,579 ordinary shares, representing 7.27 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
29 October 2007

ANGLO AMERICAN

News Release

26/10/07

Directorate Change

Ralph Alexander, who joined the board of Anglo American plc ("Anglo American") as a non-executive director in April 2005, has recently taken up a full-time appointment as a managing director of US-based, Riverstone Holdings LLC, a private equity firm specializing exclusively in the energy and power sectors. Consequently he has decided to step down as a non-executive director of Anglo American with effect from today.

Mr Alexander said: "My appointment to Riverstone is very much full-time time and I consequently felt that I would not be able to devote as much time and energy to the affairs of Anglo American as required and, with regret, I have therefore tendered my resignation. I have greatly enjoyed my time at Anglo American and wish the company all the best for the future."

Sir Mark Moody-Stuart, Chairman of Anglo American, said: " We very much regret that Ralph is leaving us and thank him for his insightful contribution to the affairs of the Anglo Group since he joined us."

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, as well as an industrial minerals business and a stake in AngloGoldAshanti. The Group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 25 October 2007, an independent company purchased 265,489 ordinary shares of the Company at prices between £31.22 and £31.70 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 25 October 2007 at prices between £31.00 and £31.63 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 20,283,518 ordinary shares in treasury, and has 1,322,628,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 95,773,679 ordinary shares, representing 7.24 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
26 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 24 October 2007, an independent company purchased 196,480 ordinary shares of the Company at prices between £30.98 and £31.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 20,183,518 ordinary shares in treasury, and has 1,322,728,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 95,508,190 ordinary shares, representing 7.22 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
25 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 23 October 2007, an independent company purchased 490,000 ordinary shares of the Company at prices between £30.89 and £31.31 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 23 October 2007 at prices between £30.90 and £31.35 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 20,183,518 ordinary shares in treasury, and has 1,322,728,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 95,311,710 ordinary shares, representing 7.21 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
24 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 22 October 2007, an independent company purchased 492,751 ordinary shares of the Company at prices between £29.97 and £30.85 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 22 October 2007 at prices between £30.15 and £30.93 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 20,083,518 ordinary shares in treasury, and has 1,322,828,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 94,821,710 ordinary shares, representing 7.17 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
23 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 19 October 2007, an independent company purchased 223,977 ordinary shares of the Company at prices between £32.06 and £32.78 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 19 October 2007 at prices between £31.78 and £32.77 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 19,983,518 ordinary shares in treasury, and has 1,322,928,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 94,328,959 ordinary shares, representing 7.13 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
22 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 18 October 2007, an independent company purchased 382,319 ordinary shares of the Company at prices between £32.42 and £33.59 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 19,883,518 ordinary shares in treasury, and has 1,323,028,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 94,104,982 ordinary shares, representing 7.11 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
19 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 17 October 2007, an independent company purchased 586,998 ordinary shares of the Company at prices between £32.47 and £33.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 19,883,518 ordinary shares in treasury, and has 1,323,028,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 93,722,663 ordinary shares, representing 7.08 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
18 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 16 October 2007, an independent company purchased 286,949 ordinary shares of the Company at prices between £33.11 and £33.98 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 16 October 2007 at prices between £32.90 and £33.94 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 19,883,518 ordinary shares in treasury, and has 1,323,028,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 93,135,665 ordinary shares, representing 7.04 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
17 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 15 October 2007, an independent company purchased 259,224 ordinary shares of the Company at prices between £33.99 and £34.74 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 15 October 2007 at prices between £34.09 and £34.83 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 19,783,518 ordinary shares in treasury, and has 1,323,128,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 92,848,716 ordinary shares, representing 7.02 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
16 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 12 October 2007, an independent company purchased 432,912 ordinary shares of the Company at prices between £33.57 and £34.30 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 19,683,518 ordinary shares in treasury, and has 1,323,228,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 92,589,492 ordinary shares, representing 7 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
15 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 11 October 2007, an independent company purchased 472,874 ordinary shares of the Company at prices between £33.75 and £34.86 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 11 October 2007 at prices between £34.00 and £34.70 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 19,683,518 ordinary shares in treasury, and has 1,323,228,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 92,156,580 ordinary shares, representing 6.96 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
12 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 10 October 2007, an independent company purchased 262,268 ordinary shares of the Company at prices between £33.21 and £33.79 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 19,583,518 ordinary shares in treasury, and has 1,323,328,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 91,683,706 ordinary shares, representing 6.93 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
11 October 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' appointments

Cynthia Carroll, Chief Executive Officer of the Company, and René Médori, Finance Director of the Company resigned from the board of AngloGold Ashanti Limited (JSE) as directors with effect from 9 October 2007.

This notification satisfies the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

Nick Jordan
Company Secretary
10 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 9 October 2007, an independent company purchased 279,873 ordinary shares of the Company at prices between £32.30 and £33.06 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 19,583,518 ordinary shares in treasury, and has 1,323,328,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 91,421,438 ordinary shares, representing 6.91 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
10 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 8 October 2007, an independent company purchased 209,885 ordinary shares of the Company at prices between £32.57 and £33.47 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 252,000 of its ordinary shares on 8 October 2007 at prices between £32.59 and £32.76 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 19,583,518 ordinary shares in treasury, and has 1,323,328,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 91,141,565 ordinary shares, representing 6.89 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
9 October 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company announces that the following transactions took place in relation to the SIP on Friday 5 October 2007:

1. 5,120 Shares were allocated to employee participants as matching shares.

2. The following executive directors / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £33.21 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	3 shares
C B Carroll	(director)	4 shares
R J King	(PDMR)	3 shares
R Médori	(director)	3 shares
D Weston	(PDMR)	4 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
8 October 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 5 October 2007, an independent company purchased 275,100 ordinary shares of the Company at an average price of £33.09 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 100,000 of its ordinary shares on 5 October 2007 at prices between £32.83 and £33.44 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 19,331,518 ordinary shares in treasury, and has 1,323,580,379 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 90,931,680 ordinary shares, representing 6.87 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
8 October 2007

Anglo American plc ("the Company")

Directors' Interests

The Company announces that on 5 October 2007 the following non-executive directors of the Company ("NEDs") subscribed for ordinary shares of US$0.54945 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
Sir Rob Margetts	237	31.41
Sir Mark Moody-Stuart	427	31.41
F T M Phaswana	414	31.41
R C Alexander	80	31.41
P Woicke	322	31.41
M A Ramphele	159	31.41

The Shares are being allotted by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2007.

Applications have been made to the UK Listing Authority and the London Stock Exchange for 1,639 ordinary shares of US$0.54945 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank pari passu with the existing issued ordinary shares of the Company.

Following the admission of these Shares the Company's issued share capital will be 1,323,680,379 Shares (excluding those held in treasury).

The notification of these transactions is intended to satisfy the Company's obligations under both the Companies Act 1985 and the Listing and Disclosure and Transparency Rules.

N Jordan
Company Secretary
5 October 2007

END